Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces Second Quarter Results
—Highlights—
•	Q2 Orders Increased 23% vs. 2009 Driven by Industrial Markets and FSTech businesses
•	Q2 Net Sales Flat, Gross Margin Higher vs. Q2 2009
•	Q2 Reported EPS from Continuing Operations of $0.02
•	Q2 Adjusted EPS from Continuing Operations (Excluding Restructuring Charges) of $0.06
Oak Brook, Ill.,— Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today second quarter reported earnings per share from continuing operations was $0.02 on income of $1.4 million and net sales of $198.7 million. Excluding restructuring charges, adjusted earnings per share from continuing operations would be $0.06 for the second quarter. Adjusted earnings per share from continuing operations excludes $3.7 million of pre-tax restructuring related charges. For the same period of 2009, the Company reported earnings per share from continuing operations of $0.09 on income of $4.4 million and net sales of $198.5 million. The year over year second quarter income decline was primarily due to the restructuring charges as well as $1.1 million in acquisition and integration costs related to the Sirit and VESystems acquisitions. The Company’s earnings per share calculation was also impacted by an increased number of outstanding shares related to the equity offering completed in May 2010.
Year to date, the Company reported a loss per share of $(0.03) from continuing operations on net sales of $365.2 million as compared to earnings per share from continuing operations in 2009 of $0.10. The year over year reduction is primarily related to lower first quarter net sales, restructuring charges of $4.0 million, and $3.7 million in acquisition and integration costs. Excluding restructuring charges year to date 2010, adjusted earnings per share from continuing operations would be $0.02.
William H. Osborne, president and chief executive officer, stated, “We continued to see positive signs across many of our businesses in the quarter, but our near-term expectations have been tempered by economic conditions in Europe. We saw a 23% increase in total company orders versus last year, including a 16% increase in orders for our existing businesses. We achieved order growth rates in excess of 15% in many of our key businesses: PIPS Automated License Plate Recognition (ALPR) cameras, parking, industrial safety and security, Vactor sewer cleaners and Jetstream waterblasters. However, as the European debt crisis unfolded, we saw a significant drop in the order rate for some of our European-based businesses. As an example, Q2 orders for our Bronto Skylift business were 37% below Q1 orders.”
Mr. Osborne continued, “As we have previously discussed, this quarter we established a new operating group — Federal Signal Technologies, or “FSTech”, which consists of our PIPS ALPR business, our parking business and our three recent acquisitions: Sirit, VESystems and Diamond Consulting Services. Due to the change in our business group structure, as well as some other changes across the company, we recognized a $3.7 million restructuring charge in the quarter. The expected annualized savings from the restructuring actions are well in excess of the second quarter charge, and will position the company for improved profitability as we move forward.”

The Company recorded a net loss of $(0.4) million in the second quarter of 2010 compared to a net loss of $(4.9) million in the prior year period. Year to date, the net loss was $(4.0) million and $(3.9) million for 2010 and 2009, respectively. The losses in both 2009 and 2010 are primarily related to the discontinuation of Ravo which was sold in 2009, and also the 2010 second quarter discontinuation of Riverchase, a business in the Safety and Security Systems group.
GROUP RESULTS (excluding restructuring related charges)
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results for the three and six month periods ended June 30, 2010 and 2009, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$54.6	$54.6	$—	$115.1	$109.9	$5.2
Net sales	57.2	57.7	(0.5)	109.6	114.0	(4.4)
Operating income, adjusted (*)	7.6	6.8	0.8	12.5	11.4	1.1
Operating margin	13.3%	11.8%	1.5%	11.4%	10.0%	1.4%
Depreciation and amortization	$0.9	$0.9	$—	$1.9	$1.9	$—

(*)	Excludes restructuring related charges
•
Orders of $54.6 million for the second quarter were flat year over year. U.S. orders were down slightly with lower municipal spending, offset partially by strong industrial demand. Non-U.S. orders were slightly favorable driven by strong demand for industrial products, partially offset by weaker demand for fire and police products and an unfavorable currency impact. Year to date orders were up $5.2 million driven by strong demand in non-U.S. orders for industrial products as well as a large European police order partially offset by lower U.S. municipal spending.

•
Net sales of $57.2 million for the quarter were down slightly from the prior year quarter as a result of soft municipal demand for fire and police products, the absence of a large order placed in 2009 and unfavorable currency impacts of $1.0 million. Partially offsetting this decline was strong industrial demand. Similarly, year to date net sales were down $4.4 million as a result of weak municipal demand and the absence of a large 2009 order which decline was offset partially by strong industrial demand.

•
For the quarter and year to date, operating income and margins were up compared to the prior year periods with operating expense improvements more than offsetting net sales declines and unfavorable currency impacts.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results for the three and six month periods ended June 30, 2010 and 2009, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$19.9	$21.2	$(1.3)	$51.6	$42.0	$9.6
Net sales	29.6	41.5	(11.9)	54.4	74.0	(19.6)
Operating income, adjusted (*)	3.4	4.9	(1.5)	4.2	7.3	(3.1)
Operating margin	11.5%	11.8%	(0.3%)	7.7%	9.9%	(2.2%)
Depreciation and amortization	$0.5	$0.4	$0.1	$1.1	$0.8	$0.3

(*)	Excludes restructuring related charges
•
Orders for the second quarter decreased 6.1% from the second quarter of 2009 with weakness in the European fire-lift market and an unfavorable currency impact of $1.6 million. Year to date orders were up 22.8% to $51.6 million primarily as result of strong demand for the fire-lift product in Asia. Demand for the industrial market continues to lag as a result of the global economic recession.

•
Net sales declined 28.7% in the second quarter primarily as a result of lower volumes with the weaker industrial and rental markets and unfavorable currency impacts of $2.0 million. Year to date net sales declined 26.5% as a result of a weak backlog and unfavorable currency impacts of $1.3 million.

•
Operating income for the second quarter compared to the prior year declined primarily as a result of the lower volumes. Unit margins improved as a result of operational and manufacturing improvements, but were more than offset by increased expenses and unfavorable currency impacts. Year to date operating income was down due to lower net sales levels and an unfavorable currency impact.

Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results for the three and six month periods ended June 30, 2010 and 2009, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$77.1	$63.7	$13.4	$164.8	$131.1	$33.7
Net sales	84.7	83.9	0.8	154.8	165.3	(10.5)
Operating income, adjusted (*)	7.4	6.1	1.3	11.1	9.2	1.9
Operating margin	8.7%	7.3%	1.4%	7.2%	5.6%	1.6%
Depreciation and amortization	$1.2	$1.1	$0.1	$2.3	$2.2	$0.1

(*)	Excludes restructuring related charges
•
Orders of $77.1 million in the second quarter of 2010 were up 21.0% from the prior year period. U.S. orders increased 18.3%, or $9.1 million, from the prior year period with municipal sewer cleaners up $5.3 million and industrial vacuum trucks up $5.9 million, offset by weaker demand in the municipal sweepers of $2.8 million. Non-U.S. orders were up $4.3 from the prior year period. Year to date orders of $164.8 million were up 25.7%, or $33.7 million from the prior year period. U.S. orders were up 26.3% or $27.3 million from the prior year period primarily as a result of increases in industrial vacuum trucks of $11.5 million, municipal sewer cleaners of $10.2 million and waterblasters of $2.8 million. Non-U.S. orders were up 23.4% or $6.4 million from the prior year period.

•
Net sales for the second quarter were slightly higher than the prior year period. Increases in sweepers and waterblaster shipments were offset by lower shipments of sewer cleaners and vacuum trucks as a result of a draw down on backlog in December 2009. Year to date net sales were down $10.5 million from the prior year period primarily as a result of lower backlog levels as compared to early 2009. Increased shipments of waterblasters and sweepers were more than offset by reductions in sewer cleaners and vacuum trucks.

•
Operating income and margins for the second quarter and year to date were up from the prior year period due to higher gross margins resulting from cost reduction activities and 2009 restructuring benefits.

Federal Signal Technologies
The following table summarizes the Federal Signal Technology Group’s operating results for the three and six month periods ended June 30, 2010 and 2009, respectively:

	Three months ended June 30,			Six months ended June 30,
($ in millions)	2010	2009	Change	2010	2009	Change
Orders	$35.7	$12.8	$22.9	$54.5	$28.3	$26.2
Net sales	27.2	15.4	11.8	46.4	29.6	16.8
Operating (loss) income, adjusted (*)	(0.7)	1.2	(1.9)	(2.1)	1.8	(3.9)
Operating margin	(2.6%)	7.8%	(10.4%)	(4.5%)	6.1%	(10.6%)
Depreciation and amortization	$2.2	$1.0	$1.2	$3.5	$2.0	$1.5

(*)	Excludes restructuring related charges
•
Orders were up $22.9 million to $35.7 million in the three months ended June 30, 2010 compared to the prior year. U.S. orders were up $19.6 million primarily as a result of increases in parking systems of $10.0 million related to a contract renewal, orders attributed to the newly acquired businesses, Sirit and VESystems and $2.1 million of ALPR cameras. Non-U.S. orders were up $3.3 million. Orders were up $26.2 million in the six months ended June 30, 2010 compared to prior year. U.S. orders were up $22.6 million from the 2009 period primarily as a result of increases in parking systems of $10.1 million, orders from the newly acquired businesses of Sirit and VESystems and $2.9 million of ALPR cameras. Non-U.S. orders were up $3.6 million from the 2009 period.

•
Net sales increased $11.8 million in the three months ended June 30, 2010 compared to prior year due to net sales from the newly acquired businesses of Sirit, VESystems and Diamond and an increase in ALPR camera net sales. Net sales increased $16.8 million in the six months ended June 30, 2010 primarily due to the newly acquired businesses.

•
Operating income and margins were down for the second quarter and year to date compared to prior year as a result of deferred retention payments from the acquisition of Diamond and an increase in amortization expense as a result of the newly acquired businesses.

CORPORATE EXPENSES, ADJUSTED (excluding restructuring related charges)
•
Corporate expenses (excluding restructuring related charges) for the second quarter decreased to $9.6 million compared to $10.7 million in 2009. The decrease was due largely to the $2.1 million in expenses associated with costs for a proxy contest initiated by an activist shareholder in 2009, a $1.2 million decrease from medical expenses and $0.5 million decrease associated with headcount reductions. The offset was from a $2.2 million increase in expenses associated with legal and trial costs associated with the Company’s ongoing firefighter hearing loss litigation and $1.1 million in expenses associated with the acquisitions of Sirit and VESystems and the integration of FSTech in 2010.

•
Year to date corporate expenses (excluding restructuring related charges) were $17.7 million and $16.8 million for the comparable period in 2009. The increase was due largely to the $1.5 million associated with legal and trial costs from the Company’s ongoing firefighter hearing loss litigation and $3.7 million in expenses associated with the acquisitions of Sirit and VESystems and integration of FSTech in 2010. The offset in 2010 was from a $0.3 million decrease associated with hearing loss insurance reimbursements, a $0.9 million decrease from medical expenses and $2.7 million associated with the costs for a proxy contest initiated by an activist shareholder charged in 2009.

CONFERENCE CALL
Federal Signal will host its second quarter conference call on Friday, July 30th, 2010 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com
# # #

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended June 30,		Six months ended June 30,
(in millions, except per share data)	2010	2009	2010	2009
Net sales	$198.7	$198.5	$365.2	$382.9
Costs and expenses
Cost of sales	(145.3)	(146.6)	(270.1)	(284.6)
Selling, general and administrative	(44.2)	(43.6)	(83.4)	(85.4)
Acquisition and integration related costs	(1.1)	—	(3.7)	—
Restructuring charges	(3.7)	—	(4.0)	—

Operating income	4.4	8.3	4.0	12.9
Interest expense	(3.2)	(2.8)	(6.1)	(6.2)
Other (expense) income, net	(0.5)	0.1	(1.3)	(0.8)

Income (loss) before income taxes	0.7	5.6	(3.4)	5.9
Income tax benefit (expense)	0.7	(1.2)	2.0	(1.0)

Income (loss) from continuing operations	1.4	4.4	(1.4)	4.9
Loss from discontinued operations and disposal, net of income tax benefit (expense) of $1.0, ($0.3), $1.2, and ($0.6), respectively	(1.8)	(9.3)	(2.6)	(8.8)

Net loss	$(0.4)	$(4.9)	$(4.0)	$(3.9)

COMMON STOCK DATA:
Basic and diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.02	$0.09	$(0.03)	$0.10
Loss from discontinued operations and disposal	(0.03)	(0.19)	(0.05)	(0.18)

Loss per share	$(0.01)	$(0.10)	$(0.08)	$(0.08)

Weighted average common shares outstanding:
Basic	57.1	48.0	53.0	48.4
Diluted	57.2	48.0	53.1	48.4
Cash dividends per share of common stock	$0.06	$0.06	$0.06	$0.06

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	June 30,	December 31,
($ in millions, except per share data)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$13.2	$21.1
Accounts receivable, net of allowances for doubtful accounts of $2.3 million and $2.5 million, respectively	123.9	119.8
Inventories, net	113.8	111.5
Other current assets	24.3	26.0

Total current assets	275.2	278.4
Properties and equipment, net	64.6	65.5
Other assets
Goodwill	374.5	319.6
Intangible assets, net of accumulated amortization	97.6	50.5
Deferred tax assets	17.6	17.5
Deferred charges and other assets	4.0	1.7

Total assets of continuing operations	833.5	733.2
Assets of discontinued operations	9.7	12.2

Total assets	$843.2	$745.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$8.0	$—
Current portion of long-term borrowings and capital lease obligations	13.2	41.9
Accounts payable	52.2	45.2
Customer deposits	10.2	10.4
Accrued liabilities
Compensation and withholding taxes	20.5	20.8
Other	48.7	48.4

Total current liabilities	152.8	166.7
Long-term borrowings and capital lease obligations, less current portion	213.4	159.7
Long-term pension liabilities	38.4	39.6
Deferred gain	23.3	24.2
Other long-term liabilities	12.0	12.2

Total liabilities of continuing operations	439.9	402.4
Liabilities of discontinued operations	12.5	14.3

Total liabilities	452.4	416.7
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 49.6 million shares issued, respectively	63.1	49.6
Capital in excess of par value	164.1	93.8
Retained earnings	229.7	240.4
Treasury stock, 0.9 million and 0.8 million shares at cost, respectively	(15.8)	(15.8)
Accumulated other comprehensive loss	(50.3)	(39.3)

Total shareholders’ equity	390.8	328.7

Total liabilities and shareholders’ equity	$843.2	$745.4

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Six months ended June 30,
($ in millions)	2010	2009
Operating activities:
Net loss	$(4.0)	$(3.9)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Loss on discontinued operations and disposal	2.6	8.8
Loss on joint venture	—	0.9
Depreciation and amortization	9.2	7.4
Stock-based compensation expense	2.2	2.7
Pension contributions	—	(0.5)
Changes in other assets and liabilities, exclusive of the effects of businesses acquired and disposed:	(17.1)	1.0

Net cash (used for) provided by continuing operating activities	(7.1)	16.4
Net cash (used for) provided by discontinued operating activities	(0.8)	4.2

Net cash (used for) provided by operating activities	(7.9)	20.6
Investing activities:
Purchases of properties and equipment	(6.5)	(8.1)
Proceeds from sales of properties, plant and equipment	1.2	—
Payments for acquisitions, net of cash acquired	(97.3)	—
Other, net	—	10.0

Net cash (used for) provided by continuing investing activities	(102.6)	1.9
Net cash provided by discontinued investing activities	—	2.9

Net cash (used for) provided by investing activities	(102.6)	4.8
Financing activities:
Increase in debt outstanding under revolving credit facilities	61.1	51.3
Proceeds on short-term borrowings	7.6	1.4
Payments on short-term borrowings	—	(11.8)
Proceeds on long-term borrowings	—	4.8
Payments on long-term borrowings	(35.0)	(70.1)
Cash dividends paid to shareholders	(6.7)	(5.8)
Proceeds from equity offering, net of fees	71.0	—
Other, net	0.3	(0.4)

Net cash provided by (used for) continuing financing activities	98.3	(30.6)
Net cash used for discontinued financing activities	(0.4)	(6.7)

Net cash provided by (used for) financing activities	97.9	(37.3)
Effects of foreign exchange rate changes on cash and cash equivalents	4.7	0.6

Decrease in cash and cash equivalents	(7.9)	(11.3)
Cash and cash equivalents at beginning of period	21.1	23.4

Cash and cash equivalents at end of period	$13.2	$12.1

SUPPLEMENTAL DATA
In this news release, Federal Signal uses non-GAAP financial measures. For purposes of SEC Regulation G, a “non-GAAP financial measure” is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet or statement of cash flows of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Operating and statistical measures and certain ratios and other statistical measures are not non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States.
Federal Signal has used the financial measures that are included in its internal evaluation and management of its businesses. Federal Signal’s management believes that these measures (including those that are “non-GAAP financial measures”) and the information they provide are useful to investors because they permit investors to view Federal Signal’s performance using the same tools that Federal Signal uses and to better evaluate Federal Signal’s ongoing business performance. The Company’s management believes that the non-GAAP financial measures “Adjusted EPS” and “Operating income (loss), adjusted” are more meaningful to investors because they provide investors with an understanding of the profitability of our segments excluding certain charges and is more meaningful than in the past because of the magnitude of the charges in 2010.

	Three months ended June 30,		Six months ended June 30,
	2010 (1)	2009	2010 (1)	2009

Diluted net earnings from continuing operations	$0.02	$0.09	$(0.03)	$0.10
Restructuring charges	$0.04	$—	$0.05	$—

Diluted net earnings from continuing operations, adjusted	$0.06	$0.09	$0.02	$0.10

Diluted net loss	$(0.01)	$(0.10)	$(0.08)	$(0.08)
Restructuring charges	$0.04	$—	$0.05	$—

Diluted net earnings (loss), adjusted	$0.03	$(0.10)	$(0.03)	$(0.08)

(1)	Includes a tax rate of 34.0%.

	Three months ended June 30,		Six months ended June 30,
(in millions)	2010	2009	2010	2009
Safety and Security Systems Group:
Operating income	$5.7	$6.8	$10.3	$11.4
Restructuring charge	1.9		2.2

Operating income, adjusted	7.6	6.8	12.5	11.4

Fire Rescue Group:
Operating income	2.8	4.9	3.6	7.3
Restructuring charge	0.6		0.6

Operating income, adjusted	3.4	4.9	4.2	7.3

Environmental Solutions Group:
Operating income	7.2	6.1	10.9	9.2
Restructuring charge	0.2		0.2

Operating income, adjusted	7.4	6.1	11.1	9.2

Federal Signal Technologies Group:
Operating (loss) income	(1.1)	1.2	(2.5)	1.8
Restructuring charge	0.4		0.4

Operating (loss) income, adjusted	(0.7)	1.2	(2.1)	1.8

Corporate expense	(10.2)	(10.7)	(18.3)	(16.8)
Restructuring charge	0.6		0.6

Corporate expense, adjusted	(9.6)	(10.7)	(17.7)	(16.8)

Total Operating income	4.4	8.3	4.0	12.9
Restructuring charge	3.7		4.0

Total Operating income, adjusted	$8.1	$8.3	$8.0	$12.9